                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ___________________________

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                              Safeskin Corporation
                              --------------------
                                 Name of Issuer

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  786454 10 8
                                  ------------
                                  CUSIP Number





         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               PAGE 1 OF 8 PAGES

CUSIP NO. 786454 10 8              SCHEDULE 13G        PAGE  2    OF  8    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Neil K. Braverman
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             N/A                                                 (A)   [   ]
                                                                 (B)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                     2,175,520
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                      N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                    2,175,520
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,175,520
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

           N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!




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CUSIP NO.  786454 10 8             SCHEDULE 13G        PAGE  3    OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeanne D. Braverman
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (A)   [   ]
            N/A                                                   (B)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                     1,325,788
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                      N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                    1,325,788
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,325,788
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

           N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 786454 10 8              SCHEDULE 13G        PAGE  4    OF  8    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Braverman Family Partnership, Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (A)   [   ]
           N/A                                                      (B)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                     410,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                      N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                    410,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           410,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

           N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

           PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  786454 10 8            SCHEDULE 13G             PAGE  5  OF  8  PAGES
         -------------                                         ----   ----

Item 1(a) Name of Issuer:

   Safeskin Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, CA   92130


Item 2(a) Name of Person(s) Filing:

   Neil K. Braverman; Jeanne D. Braverman; Braverman Family Partnership, Ltd.


Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   1181 South Rogers Circle, Suite 14
   Boca Raton, Florida  33487


Item 2(c) Citizenship:

   United States


Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value


Item 2(e) CUSIP Number:

   786454 10 8


Item 3.

   N/A

CUSIP NO.  786454 10 8            SCHEDULE 13G             PAGE  6  OF  8  PAGES
         -------------                                         ----   ----


Item 4.  Ownership (1/)

         (a)      Amount Beneficially Owned:

                  Neil K. Braverman: 2,175,520 shares of Common Stock,
                  $.01 par value
                  Jeanne D. Braverman: 1,325,788 shares of Common Stock, $.01 par value
                  Braverman Family Partnership, Ltd.: 410,000 shares of Common Stock, $.01 par value

         (b)      Percent of Class:

                  Neil K. Braverman: 8.4%
                  Jeanne D. Braverman: 5.1%
                  Braverman Family Partnership, Ltd.:  1.6%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  Neil K. Braverman: 2,175,520 shares of Common Stock, $.01 par value
                  Jeanne D. Braverman: 1,325,788 shares of Common Stock, $.01 par value





____________________

(1/)  With respect to Neil K. Braverman, the ownership reported herein includes
      (i) 408,000 shares subject to currently exercisable options, (ii) 410,000 shares held as of December 31, 1995 by the Braverman Family Partnership, Ltd., of which Neil Braverman is a limited partner and whose general partner is a corporation owned by Neil Braverman, (iii) 348,612 shares beneficially owned by Jeanne D. Braverman, the reporting person's spouse, and (iv) 977,176 shares held by trusts for which Ms. Braverman serves as trustee. The reporting person disclaims ownership of such shares and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as a statement of beneficial ownership of the securities described herein.

      With respect to Jeanne D. Braverman, the ownership reported herein includes an aggregate of 977,176 shares held by two trusts (488,588 held by each trust) for which Ms. Braverman serves as trustee. Further, the ownership reported herein excludes (i) 408,000 shares subject to currently exercisable options held by Neil K. Braverman, the reporting person's spouse, (ii) 410,000 shares held as of December 31, 1995 by the Braverman Family Partnership, Ltd. and (iii) 31,732 shares beneficially owned by Neil K. Braverman. The reporting person disclaims ownership of the shares owned by the trusts, as well as those shares owned by the Braverman Family Partnership, Ltd. and her spouse, and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as a statement of beneficial ownership of such shares described herein.

CUSIP NO.  786454 10 8            SCHEDULE 13G             PAGE  7  OF  8  PAGES
         -------------                                         ----   ----


                    Braverman Family Partnership, Ltd.: 410,000 shares of Common Stock, $.01 par value

                    (ii) shared power to vote or to direct the vote:  0

                    (iii) sole power to dispose or to direct the disposition of:

                    Neil K. Braverman: 2,175,520 shares of Common Stock, $.01 par value
                    Jeanne D. Braverman: 1,325,788 shares of Common Stock, $.01 par value
                    Braverman Family Partnership, Ltd.: 410,000 shares of Common Stock, $.01 par value

                    (iv) shared power to dispose or to direct the disposition
                         of:  0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person* has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

         * This statement is being filed to report that Braverman Family Partnership L.P. has ceased to be beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

CUSIP NO.  786454 10 8            SCHEDULE 13G             PAGE  8  OF  8  PAGES
         -------------                                         ----   ----

SIGNATURE.

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 14, 1997
        --------------


Signature:   /s/ Neil K. Braverman
             -------------------------------------
Name/Title:  Neil K. Braverman


Date:    March 14, 1997
         --------------


Signature:   /s/ Jeanne D. Braverman
             -------------------------------------
Name/Title:  Jeanne D. Braverman


Date:    March 14, 1997
         --------------

BRAVERMAN FAMILY PARTNERSHIP, LTD.
         By: Paramount Investment Company,
         its General Partner



Signature:   /s/ Neil K. Braverman
             -------------------------------------
Name/Title:  Neil K. Braverman
             President

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).